Exhibit (a)(5)(lxxii)

ORACLE CORPORATION

Moderator: Joelle Fitzgerald

September 12, 2003

7:30 a.m. CT

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS AND COMMENTS UNRELATED TO THE TENDER OFFER]

Operator:	Good day everyone, and welcome to today’s Oracle Corporation First Quarter and Fiscal Year 2004 Results conference call. Today’s conference is being recorded.

At this time, I’d like to introduce Oracle Corporation Director of Investor Relations, Joelle Fitzgerald. Miss Fitzgerald, please go ahead.

Joelle Fitzgerald:	OK. Thank you, Operator.

Good morning, everyone, and welcome to Oracle Corporation’s Fiscal First Quarter 2004 Earnings conference call. We were prepared to report our earnings yesterday, but out of respect for September 11th, we decided to do it this morning.

I would like to introduce Larry Ellison, Chairman and Chief Executive Officer, Jeff Henley, Executive Vice-President and Chief Financial Officer and Chuck Phillips, Executive Vice-President.

Today’s call will begin with Jeff reviewing the key financial results, followed by Larry covering the state of the Company. Chuck will then provide some comments on our cash tender offer to PeopleSoft. The discussion will then be followed by a Q&A session.

Before we begin, however, I appreciate your patience as I review the required Safe Harbor and Tender Offer statements.

Our discussion may include predictions, estimates or other information that might be considered forward looking. While these forward looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Throughout today’s discussion we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10K and Form 10Q for a more complete disclosure of risk factors.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the offer to purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9th, 2003, as amended and restated on July 24th, 2003. Stockholders should read the amended and restated offer to purchase and related materials carefully because they contain important information including the terms and conditions of the offer. Stockholders can obtain the amended and restated offer to purchase and related materials free at the SEC’s Web site at www.sec.gov from Credit Suisse First Boston, the dealer manager for the offer, from (McKenzie) Partners, the information agents of the offer, or from Oracle Corporation.

With that, I’ll now turn the call over to Jeff Henley.

Jeff Henley:	Thanks, Joelle.

[REDACTED]

…	we expensed about $20 million worth of PeopleSoft related expenses in the quarter.

[REDACTED]

Chuck Phillips:	Thanks, Larry. I just wanted give a very brief update on the PeopleSoft transaction, since that’s not the main purpose of this call, I’ll keep it short.

Our tender offer for PeopleSoft, of course, remains in effect. The critical path is regulatory approval and that’s where we are concentrating our efforts. As most of you know, we’ve received a secondary request for information from the Justice Department, which is customary for a transaction of this size and complexity. We continue to compile and deliver the information requested.

We’re going through a similar process with the European Union, doing what’s called a pre-notification period. While difficult to predict, our best estimate at the moment is that the regulatory review process could be completed sometime in November.

So, in a related matter, we’ve also had some time to do some analysis of PeopleSoft’s public guidance on license revenue and want to give out to you on how the two companies stack up. Based on the actual quarters combined on a combined basis from both companies reporting the first half of calendar 2003 and PeopleSoft’s estimated license revenue for Q3 and Q4 of 2003, we believe it’s highly likely that Oracle will report higher applications license revenue for 2003. While it’s been written broadly that PeopleSoft is the second largest applications company, in analysis of combined companies numbers, don’t seem to support that on an apples to apples basis, either on a trailing 12 months basis or on the four quarters of 2003.

We can only presume that that forecast or that statement is based on the 2004 estimates and as you know, 2004 estimates at this point is anybody’s guess. So, we’re not putting a lot of stock in that at the moment.

Lastly, we just want to reiterate that this was the (great) ((inaudible)) (quarter portion) in the applications business. I have a long list of the live customers in front of me. I won’t go through all that, but just a few names on the list: (Sullivan) Gate University with 7,000 users; Siebel Corporation with 10,000 users; Waterpik Technologies; and the University Hospitals of Cleveland. These are all important events as ((inaudible)) of course to position these customers become upgrade and upscale candidates later.

Thanks.

Joelle Fitzgerald:	OK. Operator, can we begin the Q&A session, please?

Operator:	Certainly. The question-and-answer session will be conducted electronically. If you would like to ask a question today, you may do so by firmly pressing the star key followed by the digit one on your telephone keypad. We ask that you limit yourself to one question today. Once again, that’s star one to ask a question. We’ll now pause a moment to assemble our roster.

[REDACTED]

Operator:	Moving on, we’ll hear from Rick Sherlund with Goldman Sachs.

[REDACTED]

Rick Sherlund:	And Jeff, last quarter you guys and some other apps companies commented that there was some disruption in the market because of your bid for PeopleSoft and some of the reactions to that on the part of you know competition and pricing. Are you seeing more of that still? Or is that subsiding?

Jeff Henley:	I don’t get a sense that it helped us or hurt us. I mean I don’t think it’s been a major factor one way or the other in terms of selling in the first quarter or from what I can tell, in this new quarter, second quarter. I think we had a number of deals slip and we just sort of ran out of runway because we just didn’t focus on them well enough, early enough and didn’t lose any of them that I’m aware of. So, I think we’ll make them up in the second quarter. And that’s why we’ll I think – part of the reason why we’ll show a very good rebound and good growth in North America in the second quarter.

[REDACTED]

Operator:	We’ll now go to Heather Bellini with UBS.

[REDACTED]

Heather Bellini:	And if I could just have one follow up, maybe this is for Chuck, but in regards to PeopleSoft has been disclosing how much they’re spending on the Oracle – on you know trying to I guess prevent the take over by Oracle. Could you give us an update on what you’re spending in that regard and what you expect to spend going forward?

Jeff Henley:	Well, this is Jeff. I did say on the call we’ve said about $20 – I think it’s about $21 million so far we’ve expensed as regarding the expenses on this acquisition.

Heather Bellini:	And what about going forward?

Jeff Henley:	We haven’t given a forecast, but as long as we are working with the Justice Department and working on lawsuits against and defending ourselves, there will be some expense. I don’t know precisely – it’s certainly not a material number given our size.

Heather Bellini:	Alright. OK. Thank you very much.

[REDACTED]

Operator:	That concludes today’s question-and-answer session. Miss Fitzgerald, I’ll turn things back over to you for any closing or additional comments.

Joelle Fitzgerald:	OK. Thanks everyone for participating in today’s conference call. A replay will be available through the end of the day on Monday. The number is 719-457-0820 passcode 715086. You can also access the call on-demand on our Web site through September 22nd.

Thanks.

Operator:	That concludes today’s teleconference. We thank you for your participation.

END